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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                MFIC Corporation
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                  595073 10 7
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                                 (CUSIP Number)


                                 Bret A. Lewis
                               11323 Skogen Lane
                          Grand Haven, Michigan 49417
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 28, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  595073 10 7            13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Bret A. Lewis
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    700,100
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    None
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    450,100
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    250,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     700,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.26%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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     This Amendment No. 1 to Schedule 13D relates to the acquisition of 250,000 additional shares of Common Stock of MFIC Corporation by Bret A. Lewis on February 28, 2000, pursuant to the Settlement Agreement (as defined below). Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, $0.1 par value per share (the "Common Stock"), of MFIC Corporation (formerly known as Microfluidics International Corporation), a Delaware corporation ("MFIC" or "Microfluidics"), the principal executive offices of which are located at 30 Ossipee Road, Newton, Massachusetts 02164.

ITEM 2.  IDENTIFY AND BACKGROUND.

     Bret A. Lewis' business address is 11323 Skogen Lane, Grand Haven, Michigan 49417. Mr. Lewis is a private investor. Mr. Lewis has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Lewis is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 13, 1998, Mr. Lewis purchased 100 shares of Common Stock, at a purchase price of $1.94 per share, through his broker in an open market transaction. Mr. Lewis purchased such shares with his own personal funds.

     On August 14, 1998, Microfluidics purchased (the "Acquisition") the assets of both Epworth Manufacturing Company and Morehouse-COWLES, Inc. (the "Acquired Companies"). Mr. Lewis and J.B. Jennings each owned 50% of the Acquired Companies. In connection with the Acquisition and pursuant to the terms of an Asset Purchase Agreement, dated as of June 19, 1998, between Microfluidics and the Acquired Companies (the "Asset Purchase Agreement"), Microfluidics issued 450,000 shares of its Common Stock to Mr. Lewis as partial consideration for the assets of the Acquired Companies and also issued promissory notes in the aggregate amount of $800,000 (the "Notes") to one of the Acquired Companies. On the day prior to the closing of the Acquisition, August 13, 1998, the closing price of the Common Stock on NASDAQ was $1.75 per share.

     On January 17, 2000, MFIC entered into a Settlement Agreement (the "Settlement Agreement"), pursuant to which, among other things, Messrs. Lewis and Jennings agreed to accept 500,000 shares of the Common Stock as payment of $500,000 of the Notes. On


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February 28, 2000, Mr. Lewis received 250,000 shares of Common Stock (the
"Additional Shares") from MFIC as payment of $250,000 of the Notes.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The shares, the ownership of which is reported hereby, were acquired by Mr. Lewis for investment purposes. Mr. Lewis reserves the right from time to time to acquire additional shares, or to dispose of some or all of his shares.

     Except as set forth above, Mr. Lewis does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based upon the outstanding number of shares set forth in MFIC's Form 10-Q for the fiscal quarter ended September 30, 1999, and information received by Mr. Lewis concerning issuance of Common Stock subsequent to September 30, 1999, Mr. Lewis' beneficial ownership of 700,100 shares of Common Stock constitutes beneficial ownership of 9.26% of the total number of shares of outstanding Common Stock.

         (b) Mr. Lewis has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 100 shares of Common Stock purchased through his broker in the open market transaction and the 450,000 shares of Common Stock acquired in connection with the Acquisition. Mr. Lewis has the sole power to vote or to direct the vote of the Additional Shares. The power of Mr. Lewis to dispose of, or direct the disposition of, the Additional Shares, is subject to the right to purchase and the right of first refusal of MFIC Corporation with respect to the Additional Shares described in
Section 6 below.

         (c) During the past sixty days, Mr. Lewis has not effected any transactions in shares of Common Stock except pursuant to the Settlement Agreement.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Microfluidics and Mr. Lewis entered into an Asset Purchase Agreement, dated as of June 19, 1998 (the "Asset Purchase Agreement"), pursuant to which Microfluidics purchased

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the assets of the Acquired Companies from Mr. Lewis, in part, for 450,000 shares of Common Stock.

     In addition, Microfluidics entered into a Stockholders Agreement (the "Stockholders Agreement" and with the Asset Purchase Agreement, the "1998 Agreements") with Mr. Lewis and J.B. Jennings, another shareholder of the Acquired Companies, dated August 14, 1998. The Stockholders Agreement provided for terms and conditions governing the transfer of shares of Common Stock owned by Messrs. Lewis and Jennings, the management and operation of Microfluidics, the relations among Messrs. Lewis and Jennings and certain other matters.

     On January 17, 2000, MFIC entered into the Settlement Agreement, pursuant to which, among other things, Messrs. Lewis and Jennings agreed to accept 500,000 shares of the Common Stock as payment of $500,000 of the Notes. On February 28, 2000, Mr. Lewis received the Additional Shares from MFIC as payment of $250,000 of the Notes. Pursuant to the Settlement Agreement, Mr. Lewis (i) granted MFIC a right to purchase the Additional Shares from Mr. Lewis for a term of three years from the date of issuance of the Additional Shares (the "Purchase Period") at a price of $1.75 per share, and (ii) granted MFIC a right of first refusal to purchase the Additional Shares during the Purchase Period. Pursuant to the Settlement Agreement, MFIC and Messrs. Lewis and Jennings released each other from the 1998 Agreements, except for certain continuing obligations of MFIC as stated therein.

     Except as described in Items 3 and 4 above and in this Item 6, Mr. Lewis does not have any contract, arrangement, understanding or relationship with any person with respect to any security of MFIC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Description

1.1 Asset Purchase Agreement, dated as of June 19, 1998, by and between Microfluidics and the Acquired Companies.*

1.2 Stockholders' Agreement, dated August 14, 1998 by and among Microfluidics, Mr. Jennings and Mr. Lewis.*

1.3 Settlement Agreement, dated January 17, 2000, by and among MFIC, Mr. Jennings, Mr. Lewis and the Acquired Companies.

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* Previously filed.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: March 6, 2000                        /s/ Bret A. Lewis
                                            -----------------------------------
                                            Bret A. Lewis







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